UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                               SPORT CHALET, INC.

                                (Name of Issuer)

                      Class B Common Stock, par value $0.01

                         (Title of Class of Securities)

                                    849163308

                                 (CUSIP Number)

                                Su Lian Lu, Esq.
                     Sheppard, Mullin, Richter & Hampton LLP
                        333 South Hope Street, 48th Floor
                              Los Angeles, CA 90071
                                 (213) 620-1780
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               September 30, 2005

             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedules including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No.          849163308              Page 2 of 15 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Craig L. Levra                                            I.D. No.
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          *(a)   |X|
                                                                    (b)  |_|
--------------------------------------------------------------------------------
    3     SEC USE ONLY
--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*

          PF
--------------------------------------------------------------------------------
    5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e) |_|
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
--------------------------------------------------------------------------------
     NUMBER OF          7     SOLE VOTING POWER

       SHARES                 817,852

    BENEFICIALLY     -----------------------------------------------------------
                        8     SHARED VOTING POWER
      OWNED BY
                              0
        EACH         -----------------------------------------------------------
                        9     SOLE DISPOSITIVE POWER
     REPORTING
                              817,852
       PERSON        -----------------------------------------------------------
                       10    SHARED DISPOSITIVE POWER
        WITH
                              0
                     -----------------------------------------------------------
                        9     SOLE DISPOSITIVE POWER

                              817,852
                     -----------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          817,852
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES* |_|
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          47.1%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

--------------------------------------------------------------------------------
CUSIP No.          849163308              Page 3 of 15 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
          NAME OF REPORTING PERSON
    1     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Howard K. Kaminsky                                   I.D. No.
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    *(a)   |X|
                                                               (b)  |_|
--------------------------------------------------------------------------------
    3     SEC USE ONLY
--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*

          PF
--------------------------------------------------------------------------------
    5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e) |_|
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
--------------------------------------------------------------------------------
     NUMBER OF          7     SOLE VOTING POWER

       SHARES

    BENEFICIALLY              295,607

       OWNED BY      -----------------------------------------------------------
                        8     SHARED VOTING POWER
        EACH
                              0
     REPORTING       -----------------------------------------------------------
                        9     SOLE DISPOSITIVE POWER
       PERSON
                              295,607
        WITH         -----------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER
                              0
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          295,607
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES* |_|
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          17.3%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

--------------------------------------------------------------------------------
CUSIP No.          849163308              Page 4 of 15 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
          NAME OF REPORTING PERSON
    1     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Jeff Lichtenstein                                         I.D. No.
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         *(a)   |X|
                                                                    (b)  |_|
--------------------------------------------------------------------------------
    3     SEC USE ONLY
--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*

          N/A
--------------------------------------------------------------------------------
    5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e) |_|
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
--------------------------------------------------------------------------------
     NUMBER OF          7     SOLE VOTING POWER

       SHARES

    BENEFICIALLY              10,375

      OWNED BY       -----------------------------------------------------------
                        8     SHARED VOTING POWER
        EACH
                              0
     REPORTING       -----------------------------------------------------------
                        9     SOLE DISPOSITIVE POWER
       PERSON
                              10,375
        WITH         -----------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          10,375
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES* |_|
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.6%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D/A

--------------------------------------------------------------------------------
CUSIP No.          849163308              Page 5 of 15 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
          NAME OF REPORTING PERSON
    1     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Dennis D. Trausch                                          I.D. No.
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          *(a)   |X|
                                                                     (b)  |_|
--------------------------------------------------------------------------------
    3     SEC USE ONLY
--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*

          N/A
--------------------------------------------------------------------------------
    5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e) |_|
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
--------------------------------------------------------------------------------
     NUMBER OF          7     SOLE VOTING POWER

       SHARES

    BENEFICIALLY              44,179

      OWNED BY       -----------------------------------------------------------
                        8     SHARED VOTING POWER
        EACH
                              0
     REPORTING       -----------------------------------------------------------
                        9     SOLE DISPOSITIVE POWER
       PERSON
                              44,179
        WITH         -----------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          44,719
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES* |_|
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          2.6%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

--------------------------------------------------------------------------------
CUSIP No.          849163308              Page 6 of 15 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
          NAME OF REPORTING PERSON
    1     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Tim Anderson                                       I.D. No.
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  *(a)   |X|
                                                            (b)  |_|
--------------------------------------------------------------------------------
    3     SEC USE ONLY
--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*

          N/A
--------------------------------------------------------------------------------
    5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e) |_|
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
--------------------------------------------------------------------------------
     NUMBER OF          7     SOLE VOTING POWER

       SHARES

    BENEFICIALLY              4,775

      OWNED BY       -----------------------------------------------------------
                        8     SHARED VOTING POWER
        EACH
                              0
     REPORTING       -----------------------------------------------------------
                        9     SOLE DISPOSITIVE POWER
       PERSON
                              4,775
        WITH         -----------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,775
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES* |_|
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.3%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

--------------------------------------------------------------------------------
CUSIP No.          849163308              Page 7 of 15 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
          NAME OF REPORTING PERSON
    1     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          SC Option, LLC                                         I.D. No.
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      *(a)   |X|
                                                                  (b)  |_|
--------------------------------------------------------------------------------
    3     SEC USE ONLY
--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*

          N/A
--------------------------------------------------------------------------------
    5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e) |_|
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          California
--------------------------------------------------------------------------------
     NUMBER OF          7     SOLE VOTING POWER

       SHARES

    BENEFICIALLY              0

      OWNED BY       -----------------------------------------------------------
                        8     SHARED VOTING POWER
        EACH
                              0
     REPORTING       -----------------------------------------------------------
                        9     SOLE DISPOSITIVE POWER
       PERSON
                              0
        WITH         -----------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          0
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES* |_|
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

--------------------------------------------------------------------------------
CUSIP No.          849163308              Page 8 of 15 Pages
--------------------------------------------------------------------------------

Item 1.  Security and Issuer.

      (a) The name of the issuer is Sport Chalet, Inc. (the "Issuer").

      (b) The address of the Issuer's principal executive office is One Sport Chalet Drive, La Canada, CA 91011.

      (c) The title of the class of securities to which this statement relates is the Class B Common Stock, par value $0.01, of the Issuer (the "Class B Common Stock"). Pursuant to a recapitalization plan of the Issuer, approved at the Issuer's 2005 annual meeting of stockholders, each outstanding share of the Issuer's Common Stock ($0.01 par value) was reclassified into 0.25 of a share of Class B Common Stock on September 20, 2005.

Item 2. Identity and Background.

      (a) The Reporting Persons are the LLC and its members. The members of the LLC and percentage ownership interest held by such members are: Craig L. Levra - 59.1%, Howard K. Kaminsky - 39.4%, Jeff Lichtenstein - 0.5%, Dennis D. Trausch -0.5% and Tim Anderson - 0.5%. Mr. Levra and Mr. Kaminsky are the managers of the LLC.

      (b) The business address of each Reporting Person is One Sport Chalet Drive, La Canada, CA 91011.

      (c) The LLC is a limited liability company organized under the laws of California. As more fully described in the original Report on Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the "SEC") on December 23, 2002, the principal business of the LLC is to facilitate the transactions contemplated in an Option Agreement dated as of December 20, 2002 (the "Option Agreement"). by and between SC Option, LLC and Norbert Olberz and Irene Olberz as Co-Trustees of the Olberz Family Trust (the "Trust") under agreement dated May 6, 1997. Under the Option Agreement the LLC has an option to purchase, under certain circumstances, all of the shares of the Issuer's Common Stock held by the Trust. Membership in the LLC is limited to Senior Executives of the Issuer, as defined in the Operating Agreement of the LLC.

      (d) None of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

      (e) None of the Reporting Persons was a party to any civil proceeding during the last five years as a result of which he, she or it has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Each of Mr. Levra, Mr. Kaminsky, Mr. Lichtenstein, Mr. Trausch and Mr. Anderson is a citizen of the United States of America. The LLC is a California limited liability company.

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CUSIP No.          849163308              Page 9 of 15 Pages
--------------------------------------------------------------------------------

Item 3.  Source and Amount of Funds and Other Consideration.

      Not applicable.

Item 4. Purpose of Transaction.

      This Amendment No. 3 to Schedule 13D is being filed to report (i) the termination of the Option Agreement by and between SC OPTION, LLC, a California limited liability company, and NORBERT OLBERZ AND IRENE OLBERZ, as Co-Trustees of the Olberz Family Trust under agreement dated May 6, 1997 and (ii) the transfer to Messrs. Levra and Kaminsky 730,613 shares and 243,537 shares, respectively, of Class B Common Stock (the "Transfer"). Pursuant to the Option Agreement, Norbert Olberz and Irene Olberz, as co-trustees of The Olberz Family Trust (the "Trust"), granted to SC Option, LLC, a newly formed California limited liability company (the "LLC"), an option (the "Option") to purchase, under certain circumstances, all of the shares of the Issuer's common stock held by the Trust. The members of the LLC are the Issuer's executive officers. The Option is exercisable for 365 days from the date of the death of Norbert Olberz, at an exercise price equal to the market price on the date of his death. The LLC and the Trust entered into the Option to provide for an orderly transition of control of the Issuer upon the death of Norbert Olberz. The termination to the Option Agreement was executed as of September 30, 2005.

      On September 30, 2005, the Trust transferred to Messrs. Levra and Kaminsky 730,613 shares and 243,537 shares, respectively, of Class B Common Stock. As a result of the Transfer, Messrs. Levra and Kaminsky beneficially owned immediately after the Transfer 47.1 % and 17.3 %, respectively, of the Class B Common Stock (calculated in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended). At the 2005 annual meeting of stockholders, the stockholders of the Issuer approved the Transfer.

      For a description of certain potential advantages, disadvantages and effects of the Transfer, see the Issuer's definitive statement relating to the 2005 annual meeting of Stockholders filed with the SEC on September 1, 2005, and the Issuer's Current Report on Form 8-K filed with the SEC on October 3, 2005.

      (a) Except as set forth herein, the Reporting Persons have no current plans or proposals that relate to or would result in:

                  (1) the acquisition or disposition of securities of the Issuer;

                  (2) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any subsidiary;

                  (3) a sale or transfer of a material amount of assets of the Issuer or any subsidiary;

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CUSIP No.          849163308              Page 10 of 15 Pages
--------------------------------------------------------------------------------

            (4) any change in the Issuer's present board of directors or management, including any plans or proposals to change the number or term directors or to fill any existing vacancies on the board;

            (5) any material change in the Issuer's present capitalization or dividend policy;

            (6) any other material change in the Issuer's business or corporate structure;

            (7) changes in the Issuer's charter or bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;

            (8) causing the Issuer's securities to cease to be quoted on the Nasdaq National Market;

            (9) a class of the Issuer's equity securities becoming eligible for termination of registration pursuant to Section 12g-4 of the Securities Exchange Act of 1934, as amended; or

            (10) any action similar to those enumerated above.

      While the Reporting Persons have no current plans or proposals with respect to the matters described above, except as set forth herein, the Reporting Persons are not precluded from making or supporting in the future such plans or proposals as they believe appropriate. The Reporting Persons may consult with each other or act together with respect to the acquisition, disposition or voting of the Issuer's securities.

Item 5. Interest in Securities of the Issuer.

      (a) Mr. Craig L. Levra may be the beneficial owner of 817,852 shares of Class B Common Stock, or approximately 47.1% of the outstanding Class B Common Stock. This amount includes: (i) 756,102 shares that he holds directly; and (ii) options to purchase 61,750 shares that are exercisable within 60 days of the filing date hereof.

      Mr. Howard K. Kaminsky may the beneficial owner of 295,607 shares of Class B Common Stock, or approximately 17.3% of the outstanding Class B Common Stock. This amount includes: (i) 261,357 shares that he holds directly; and (ii) options to purchase 34,250 shares that are exercisable within 60 days of the filing date hereof.

      Mr. Jeff Lichtenstein may the beneficial owner of 10,375 shares of Class B Common Stock, or approximately 0.6% of the outstanding Class B Common Stock. This amount includes: (i) 500 shares that he holds directly; and (ii) options to purchase 9,875 shares that are exercisable within 60 days of the filing date hereof.

      Mr. Dennis D. Trausch may the beneficial owner of 44,179 shares of Class B Common Stock, or approximately 2.6% of the outstanding Class B Common Stock. This amount includes: (i) 13,054 shares that he holds directly; and (ii) options to purchase 31,125 shares that are exercisable within 60 days of the filing date hereof.

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CUSIP No.          849163308              Page 11 of 15 Pages
--------------------------------------------------------------------------------

      Mr. Tim Anderson may the beneficial owner of 4,775 shares of Class B Common Stock, or approximately 0.3% of the outstanding Common Stock. This amount includes options to purchase 4,775 shares that are exercisable within 60 days of the filing date hereof.

      The LLC is no longer the beneficial owner of shares of Class B Common Stock as a result of the termination of the Option Agreement.

      (b) The following table provides information as to the number of shares of Common Stock as to which each person named above in Item 5(a) has sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose of or direct the disposition of, or shared power to dispose of or direct the disposition of:

              Name                              Power to Vote                   Power to Dispose or Direct Disposition
                                         Sole                Shared                   Sole                   Shared
  Craig L. Levra                         817,852                0                     817,852                  0
  Howard K. Kaminsky                     295,607                0                     295,607                  0
  Jeff Lichtenstein                      10,375                 0                     10,375                   0
  Dennis T. Trausch                      44,179                 0                     44,179                   0
  Tim Anderson                            4,775                 0                      4,775                   0
  SC Option, LLC                            0                   0                        0                     0

      (c) Aside from the termination of the Option Agreement, on September 30, 2005, Norbert Olberz on behalf of the Olberz Family Trust transferred to Craig
L. Levra and Howard K. Kaminsky 730,613 and 243,537 shares of Sport Chalet, Inc. Class B Common Stock, respectively.

      (d) Not applicable.

      (e) As a result of the termination of the Option Agreement, as of September 30, 2005, Jeff Lichtenstein, Dennis T. Trausch, Tim Anderson and the LLC ceased to be the beneficial owner of more than five percent of the Class B Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      Termination of Option Agreement

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CUSIP No.          849163308              Page 12 of 15 Pages
--------------------------------------------------------------------------------

      See Item 4 above in connection with the termination of the Option
Agreement.

      Tax Indemnification Agreement

      On September 30, 2005, the Issuer entered into a Tax Indemnification Agreement (the "Indemnification Agreement") with Norbert Olberz and Irene Olberz, both individually and in their capacities as the trustees of The Olberz Family Trust (collectively "Olberz"), and Craig L. Levra, Chairman and Chief Executive Officer of the Issuer, and Howard K. Kaminsky, Chief Financial Officer of the Issuer (collectively, the Indemnitors").

      Under the Indemnification Agreement, each of the Indemnitors has agreed to indemnify and hold harmless Olberz from any federal, state or local taxes (plus reasonable legal fees and expenses) incurred by the Reporting Persons in connection with the Transfer. Such taxes include any gift taxes, transfer taxes, income taxes (including withholding of income taxes) and payroll taxes (such as FICA, FUTA, SDI and SUI) and any penalties or interest on any such taxes. Each Indemnitor's liability under the Indemnification Agreement is limited to the value of the shares of Class B Common Stock pledged by him under the Pledge Agreement described below.

      Stock Pledge Agreement

      On September 30, 2005, the Issuer entered into a Stock Pledge Agreement (the "Pledge Agreement") with Olberz and the Indemnitors.

      Under the Pledge Agreement, each of the Indemnitors has pledged, and granted a security interest in, certain shares of Class B Common Stock (the "Pledge Shares") to Olberz to secure that Indemnitor's obligations to Olberz under the Indemnification Agreement. Each of the Indemnitors may pledge and grant a security interest in the collateral to any lender to secure the payment of any indebtedness of the Indemnitor to that lender, and such pledge and security interest may be senior in priority to the pledge and security interest granted to Olberz under the Pledge Agreement. Messrs. Levra and Kaminsky have pledged under the Pledge Agreement 342,947 shares and 114,316 shares, respectively, of Class B Common Stock. During the term of the Pledge Agreement, so long as no event of default has occurred under the Indemnification Agreement, the Indemnitors have the right to vote the Pledge Shares on all corporate questions for all purposes not inconsistent with the terms of the Pledge Agreement. Upon the occurrence of an event of default under the Indemnification Agreement, Olberz shall have the option to exercise all voting powers and other corporate rights pertaining to the Pledge Shares, subject to the rights of any lender which may have rights senior in priority to the pledge and security interest granted to Olberz under the Pledge Agreement .

      The summary of the Indemnification Agreement and the Pledge Agreement set forth above should be read in conjunction with, and is qualified in its entirety by, the full text of these agreements included as exhibits to this Report.

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CUSIP No.          849163308              Page 13 of 15 Pages
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Item 7.  Material to be filed as Exhibits.

Exhibit A      Amended and Restated Joint Filing Agreement (previously filed as
               Exhibit A to Amendment No. 1 to Report on Schedule 13D of the
               Reporting Persons (the "Report"), on December 31, 2003).

Exhibit B      Option Agreement (previously filed as Exhibit B to the original
               Report filed on December 23, 2002).

Exhibit C      Operating Agreement of SC Option, LLC, dated as of December 20,
               2002 (previously filed as Exhibit C to Amendment No. 1 to the
               Report on December 31, 2003).

Exhibit D      Joinder to Operating Agreement, between SC Option, LLC and Tim
               Anderson, dated December 30, 2003 (previously filed as Exhibit D to Amendment No. 1 to the Report on December 31, 2003).

Exhibit E      First Amendment to Option Agreement (previously filed as Exhibit
               E to Amendment No. 2 to the Report on June 11, 2004).

Exhibit F      Tax Indemnification Agreement (filed as Exhibit 99.1 to the
               Issuer's Current Report on Form 8-K filed with the SEC on October
               3, 2005, and incorporated herein by reference).

Exhibit G      Stock Pledge Agreement (filed as Exhibit 99.2 to the Issuer's
               Current Report on Form 8-K filed with the SEC on October 3, 2005, and incorporated herein by reference).

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CUSIP No.          849163308              Page 14 of 15 Pages
--------------------------------------------------------------------------------

                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Amendment No. 2 to Report on
Schedule 13D is true, complete and correct.

Dated:  October 3, 2005

                                              /s/ Craig L. Levra
                                              ------------------
                                              Craig L. Levra

                                              /s/ Howard K. Kaminsky
                                              ----------------------
                                              Howard K. Kaminsky

                                              /s/ Jeff Lichtenstein
                                              ---------------------
                                              Jeff Lichtenstein

                                              /s/ Dennis D. Trausch
                                              ---------------------
                                              Dennis D. Trausch

                                              /s/ Tim Anderson
                                              ----------------
                                              Tim Anderson

                                              SC OPTION, LLC

                                              By       /s/ Craig L. Levra
                                                       ------------------
                                                       Craig L. Levra,
                                                       Manager

                                              By       /s/ Howard K. Kaminsky
                                                       ----------------------
                                                       Howard K. Kaminsky,
                                                       Manager


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CUSIP No.          849163308              Page 14 of 15 Pages
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                                  EXHIBIT INDEX

Exhibit_A      Amended and Restated Joint Filing Agreement (previously filed as
               Exhibit A to Amendment No. 1 to Report on Schedule 13D of the
               Reporting Persons (the "Report"), on December 31, 2003).

Exhibit_B      Option Agreement (previously filed as Exhibit B to the original
               Report on December 23, 2002).

Exhibit_C      Operating Agreement of SC Option, LLC, dated as of December 20,
               2002 (previously filed as Exhibit C to Amendment No. 1 to the
               Report on December 31, 2003).

Exhibit_D      Joinder to Operating Agreement, between SC Option, LLC and Tim
               Anderson, dated December 30, 2003 (previously filed as Exhibit D to Amendment No. 1 to the Report on December 31, 2003).

Exhibit E_First Amendment to Option Agreement previously filed as Exhibit E to Amendment No. 2 to the Report on June 11, 2004).

Exhibit_F      Tax Indemnification Agreement (filed as Exhibit 99.1 to the
               Issuer's Current Report on Form 8-K filed with the SEC on October
               3, 2005, and incorporated herein by reference).

Exhibit_G      Stock Pledge Agreement (filed as Exhibit 99.2 to the Issuer's
               Current Report on Form 8-K filed with the SEC on October 3, 2005, and incorporated herein by reference).


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